[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halfmoon Parent, Inc.
Registration Statement on Form S-4

Ladies & Gentlemen:

On behalf of our client, Halfmoon Parent, Inc. (“New Cigna”), we are transmitting for filing under the U.S. Securities Act of 1933, as amended (the “Securities Act”), New Cigna’s registration statement on Form S-4 (the “Registration Statement”) relating to up to 393,185,224 shares of common stock, par value $0.01 per share, of New Cigna to be issued in connection with the proposed mergers (the “Mergers”) of (i) Halfmoon I, Inc. (“Cigna Merger Sub”), a wholly owned subsidiary of New Cigna, with and into Cigna Corporation (“Cigna”), and (ii) Halfmoon II, Inc. (“Express Scripts Merger Sub”), a wholly owned subsidiary of New Cigna, with and into Express Scripts Holding Company (“Express Scripts”), pursuant to an Agreement and Plan of Merger, dated as of March 8, 2018 (the “Merger Agreement”), by and among Cigna, Express Scripts, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub.  The Registration Statement includes a preliminary joint proxy statement/prospectus that, when finalized, will be mailed to Cigna and Express Scripts stockholders in connection with the solicitation of their vote to approve the Merger Agreement and the other matters listed in the joint proxy statement/prospectus.  We will provide courtesy hard copies of the Registration Statement upon request.

Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $6,985,912 in connection with this filing of the Registration Statement was paid to the U.S. Securities and Exchange Commission by wire transfer in immediately available funds.

U.S. Securities and Exchange Commission
May 16, 2018

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or David E. Shapiro at (212) 403-1314.

Very truly yours,

/s/ Jenna E. Levine

Jenna E. Levine

Enclosures

cc:	Nicole S. Jones, Esq., Executive Vice President and General Counsel,
Cigna Corporation
Martin Akins, Esq., Senior Vice President and General Counsel,
Express Scripts Holding Company
Howard L. Ellin, Esq.
Kenneth M. Wolff, Esq.
Thaddeus P. Hartmann, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP